Exhibit 99
Letter to Shareholders
e·ra (îr' ə, ĕr' ə) n.

1. A period of time as reckoned from a specific date serving as the basis of its chronological system. 2a. A period of time characterized by particular circumstances, events, or personages: the Colonial era of US history; the Reagan era. b. A point that marks the beginning of such a period of time. See synonyms at period. 3. The longest division of geologic time, made up of one or more periods. [Late Latin aera, from Latin, counters, pl. of aes, aer-, bronze coin.]

Viewing Progressive as a series of interconnected eras for years since our founding and into the foreseeable future proved to be an interesting way to reflect on how we have been, and will continue, striving to evolve as a contemporary solution to consumers’ insurance needs. Maintaining relevance in a consumer, technology, and marketing driven world is paramount and a constant but rewarding challenge.
Our examination characterized the first era of Progressive as the Manufacturer/Wholesale Era where our reverence to underwriting segmentation, and belief that there were no uninsurable drivers as long as the rate offered reflected the risk, provided a needed solution to agents and to an underserved consumer segment. In the early nineties, the second era of Progressive, the Retail Era, emerged, building on the pricing, claims, and technology skills developed in the first, but expanding our reach to consumers and, more importantly, building the consumer marketing skills en route to a significant elevation of the Progressive brand and consumer profile. As fuzzy as the boundaries may be between eras, the third era has been forming in recent years, and in 2014 we more formally coined the Destination Era moniker and, with that, the growth potential and continuing evolution of Progressive’s consumer driven journey.
The art in this year’s report has been selected as a metaphor for looking forward while reflective of the past, much in the same way Progressive views shaping our future by respecting and building on the past. I’ll enjoy expanding on that future state in greater detail later in this letter, but for now a recap of present accomplishments will set the stage.
Looking back
A retrospective review of 2014 would suggest we had a lot to be pleased with, and as often is the case, the opportunity to formulate even greater aspirations. Our multi-year trend of crossing a new billion dollar threshold continued with 2014 written premiums of $18.7 billion. With no implied estimate of timing, the numerical milestone of $20 billion is now one we can well envision, and I look forward to experiencing the same pride we felt as a company when passing both the $1 billion and $10 billion marks.
While choosing to report premium growth first, it is not in fact our most important goal. Profitability that meets or exceeds our target 96 combined ratio is our non-negotiable job one. We achieved a very desirable 92.3 combined ratio for the year and a resulting pretax underwriting income of $1.4 billion, both notably better than last year, but more importantly clearly meeting or exceeding our benchmark underwriting objective.
Complementing our underwriting income, our investment group contributed $408 million of interest and dividend income, $224 million in realized gains, and about $115 million in unrealized gains for the year, reflecting a 4.5% total return on our $19 billion portfolio. The total return trailed last year’s equivalent, reflecting in large part market conditions, a less robust equities rally, and our continued disciplined fixed-income duration strategy.
The all-in measures of net income per share and, our preferred, comprehensive income per share were $2.15 and $2.27, both improvements over their equivalents last year by 11% and 10%. Our return on shareholders’ equity using both measures was a touch over 19% and 20%, results we would assess as very acceptable, while providing room for even superior outcomes, if and when financial market returns strengthen. Both results are approximately a point better than last year and an important contribution to our long-term track record on this critical financial dimension of our business.

We would welcome an improved investment environment with interest rates more comfortably matching our longer-term investment income preference, but, by design, we are not dependent on it. We enter 2015 with a strong, well-structured capital position, bolstered by a $350 million debt offering we completed early in 2014, for a 30-year term at a coupon interest rate of 4.35%. Our debt-to-total capital ratio ended the year at 23.8%, considerably below our self-imposed guideline of not to exceed 30% for any extended period of time and thus preserving significant debt capacity should we need or choose to use it. However, several actions late in 2014 will likely move the pieces and parts of our capital model early in 2015. The most significant was our December 16th announcement that we would be acquiring a controlling interest in ARX, the parent entity of our strategic homeowners’ provider ASI. Once the acquisition is complete, we expect to hold approximately two thirds of the equity and purchase the remainder over the next six years. Given our strong capital position, we will be paying for this transaction, which I’ll discuss in greater detail later, from current funds on-hand when it is expected to close in early April 2015.
We have consistently stated that capital in excess of regulatory requirements and any contingencies we can envision is available for share repurchases, acquisitions, or shareholder dividends. For 2014 we had some of each. We used $271 million to repurchase 11.1 million shares during the year, the anticipated close of the ARX transaction will require approximately $875 million, and, based on our 2014 underwriting performance and Gainshare score of 1.32, we will pay, in February 2015, a variable dividend of approximately $404 million, or about 69 cents per share.
As breaking news while drafting this letter in mid-January, we capitalized on our debt capacity flexibility and a very favorable interest rate environment, by issuing $400 million of 30-year bonds at a 3.70% coupon. Our strong capital position just got stronger.
A synopsis of our business model in a little more detail is provided in the Objectives and Policies section of this report.
Business Update
With our commitment to monthly reporting, these numerical results are often well known before publication of this letter; however, a review of the market dynamics throughout the year may serve to throw additional light on them.
After an early continuation of the strong new business growth we ended with in 2013, the trajectories for our auto product in our Agency and Direct consumer offerings went in very different directions. By the third quarter, I had characterized our Agency auto growth as flat-out disappointing, with both new application levels and retention measures lagging our plans and expectations from early in the year. We ended the year with a 2% reduction in policyholders in the Agency channel with modest written premium growth. As noted often in this letter, our preferred measure of growth is policies and vehicles in force and, as such, this has our full attention. We are acutely aware of the contributing reasons and are responding with product design, underwriting, and ease-of-use modifications where it makes sense to do so. Our commitment to this channel, and to winning in this channel, should not be underestimated.
The Direct trajectory, predictable from the aggregate results, was much more pleasing. We sold over 2 million policies in 2014, a new high watermark for us. Our advertising expenditures and consumer messaging have also produced prospects in numbers representing new highs. More importantly, our advertising effectiveness measures were strong, notably our incremental cost per sale, and thus very encouraging as we enter 2015. Simple math skills will quickly highlight the difference between additions and the net increase in policies and, while I can report meaningfully improved policy life extension for our Direct customers in 2014, based on the trailing 12-month measure, there remains significant opportunity to retain at levels we know are possible, but to-date have not been a hallmark of Progressive. Our Destination Era thinking will address this head-on for a class of customers who are most open to a longer-term relationship.
The rating environment in 2014, never easily summarized at other than at the state and coverage level, was not inconsistent with other sources of consumer inflation or wage growth and, for us, about 3-4%.
Our Special Lines and Commercial Lines products each had notable years and, in large part, contributed disproportionately to the overall outperformance on margin over our target 96.

Hail storms in the first half of the year were definitely notable and our claims response, as always, was our first priority, but the year overall would not be characterized by significant catastrophes, especially the relative absence of hurricanes. With no major storms for boats and motorhomes to weather, and an unremarkable number of riding days for motorcycles, we benefitted from even stronger than planned margins on our special lines products. We take the good years knowing there will always be the exceptions. If the economy strengthens over time, we would hope to see and benefit from increasing sales of discretionary products like RVs, boats, motorcycles, and other “toy” like products where we hold significant market shares and offer recognized market leading products.
At any point over the last couple of years, reading a summary of our Commercial Lines business, it may have appeared that we always had one stronger and one weaker factor in the ordered pair of balanced growth and profitability we seek. Weaker profitability and stronger growth, a dangerous combination, and stronger profitability, suggesting opportunities for growth, have all been experienced en route to our now reporting a very healthy balance. Our challenges, outlined in our investor meeting for the year, were in selected vehicle and use tiers of our broad commercial vehicle offerings and the solution, never as simple as the after-the-fact diagnosis, took some time, but we end 2014 with high confidence in our corrective actions and the emerging results. The year finished with very strong profitability, but equally with growth now beginning to follow.
Greater insights for the year in both our Personal and Commercial Lines are highlighted in the Operations Summaries section of this report.
2014 was a year of some notable milestones and continued execution on several key initiatives I’ve outlined over the years in this letter. Here are a few of those milestones, at least the ones that top my list.
We ended the year with an expense ratio of 20% and, while not as regularly reported, our Loss Adjustment Expense (LAE) was approximately 10%. Both of these measures will move by some basis points in any given time period, but the central message is that these measures respectively represent very significant accomplishments. It perhaps is a little embarrassing to say that these levels were envisioned some 20 plus years ago and at times it seemed that we would only approach them asymptotically from above. Now, like so many once held barriers or constraints, we see opportunities to break through to an even greater degree. Our LAE is certainly among the best and, similar to the expense ratio, has been attained by understanding every aspect of our business and taking a process and quality driven approach to optimize operations, while holding customer service as an inviolate. Our expense ratio is among the top few in the industry, and with an even greater push on customer retention, we assuredly hold the potential for more. It goes without saying how important price is in our business. However, as with most things, there is a balance and efficient cost reductions are welcome, but we take extraordinary measures to be assured they are not traded-off against our commitment to customer care.
A second milestone of some note is that the superstore advertising campaign, starring “the now needs no introduction” Flo, created and débuted its 100th commercial. While the milestone itself is only of interest to a select audience, the commercial we chose to mark the event, we think, was quite fitting. Flo was not in the store at the time, but rather at home with her extended family for an evening dinner. Believing slightly dysfunctional families are something many can relate to, we see Flo expressing her accomplishments in auto insurance marketing to a somewhat disinterested family. I’ll leave the details to the commercial, but suffice it to say the actress playing Flo also played all the other family members in a marathon of make-up and filming. Quite a performance and one many have expressed to me as having taken them some number of viewings to catch onto – all part of the planned intrigue. Flo’s costume has become quite a “go-to” outfit for many on Halloween, with this year LeBron James donning the uniform and making the switch with Flo and performing on-court antics that probably don’t get much air time in NBA practice sessions. The switch and the social media postings have received over three hundred million views – as Flo might say – Wow!

Rounding out my top milestones for the year would be two product initiatives. We entered Massachusetts with an Agency auto product, which we delayed after our Direct entry some years ago gave us good reason to further understand the market. This entry now has us with an Agency and Direct auto offering in every state in the nation. Massachusetts is one of the larger Independent Agent markets in the country and we are delighted to be out of the gates and serving those agents. The second was the introduction of a renters insurance product providing coverage for those of our auto customers wishing to protect assets, often prior to homeownership. More about renters when I discuss the Destination Era.
For notable continued execution in 2014, my list would start with Snapshot®, our in-vehicle data collection initiative, reporting individual driving behavior that takes a giant step from classical group statistics to the “statistics of one.” Our numerical milestones continue to click-up (over 12 billion miles of recorded driving data and 2.5 million participants), but much more so the growing acceptance in society, and within the industry, that this type of data collection is becoming more the norm versus the exception. We remain extraordinarily bullish on Snapshot and whatever forms it will evolve into over time, simply based on the quality of the data, the more direct and less proxy association with the risk, and the costs and availability curves all bending in our favor. Taken alone, the data collected provides significant insight, but in a world of “Big Data” where data set size, data source, and processing complexity all seem almost trivial compared to just a few years ago, the power is dramatically enhanced. We concatenate our collected data with external data sets, that range from historical accident frequency by GPS location, to matching speed limits and daily local weather data. While not every insight is directly transferable to the product, the analysis and underwriting curiosity is in a different league than when I once fancied myself doing similar work. Our Big Data initiatives now include media analysis and fraud detection, in addition to our vehicle usage-based data, and the methods and tools are emerging as an essential skill to contemporary analysis.
A challenge I have documented previously is getting our Agency channel customer acceptance rate for Snapshot as high as we believe it could be based on comparable results from consumers directly accessing the product. A modified form of the product, advancing part of the expected discount to the point of sale, proved to be a welcomed modification in our introduction of the product to our new Massachusetts agents. Not without risks of rate adjustment for those whose actual driving behavior does not match our a priori estimate, early results suggest this will go a long way to making the concept more agent and consumer friendly. Our expansion of the modification will be ongoing during 2015.
Our mobile device offerings, now for most consumer businesses a necessity, advanced very nicely during the year. Writing in last year’s letter, I noted after some mixed efforts earlier that “our intensive effort to redirect was released late in the year and now forms the basis for our mobile servicing initiative that is fully extensible for 2014.” That proved to be very accurate and the year saw expansion of consumer functionality, matched well with top ratings from the app store and significant increases in feature usage. As we rapidly approach a world in which functionality differences from any type of device are more and more minimal, we never lose sight of the all-important base web site design, and we were again pleased to be recognized for our tenth year running by Keynote Competitive Research as the No.1 website in the insurance industry.

The Service Center initiative in claims is an enduring initiative, as is our support of the notion that the ease of resolution provided for damaged cars will become a consumer expectation of the future. We opened 6 additional Service Center locations during the year, bringing our total number to 67. We have successfully retrofitted the majority of our Service Centers to a co-location design, incorporating a fully functional claims office, improving both the economics and operations. We now see about 25% of all repairable vehicles nationwide in our Service Centers and, as previously noted, we are operating at our lowest level of loss adjustment expense matched with maintaining the highest standard of claim quality measures. The synergies and refinement of the concept have now more than met expectations, while continuing to exceed customer expectations. The presence of these centers operating as they now do is an important factor in the expanding customer focus central to the Destination Era. After many years of attempting to capture a summary of consumers’ reactions to using these facilities and the difference in customer experience possible, I recognize that unless the emotive factors surrounding a loss are present, that effort can simply be words, so I’ll attempt an alternative by providing a perspective offered from an interested party in this selected quote from a letter to one of our Service Centers:
My claim was extremely well handled. I am an executive for one of your competitors … The work you are doing is helping change the public opinion of the insurance industry.
Destination Era
We have been communicating for some time what we mean by our consumer “Destination Strategy,” and made the topic the exclusive highlight of our 2014 Investor Relations Meeting in May. During my introduction to that meeting, I very clearly reinforced our commitment to current market segments where we over-index and expect continued future growth. But we decided to dedicate the meeting content to a customer segment we intend to make a meaningful addition to the future Progressive. For simplicity, we called them the “Robinsons,” in a high-level segmentation model, and sized the segment at over 40% of measured auto premium. Historically, our focused product strategy was not well matched to the evolving life cycle needs of these customers, who typically are multi-insurance product customers, more loyal, less price sensitive, and a lower loss frequency book of business. In and of itself that was not our greatest concern, since those consumers are relatively inert and highly retentive in their current situations. Our far greater interest was that we have for many years been what I referred to as the “Prep School” for these customers. Those future Robinsons, for whom we are a leading supplier given the auto product is often the first need met, have often felt the subsequent need to shop for additional products as their lives and needs change, terminating their tenure with Progressive for reasons far from product quality or satisfaction concerns.
For perspective, we have just short of 9% share of the U.S. auto insurance market, but our share of Robinsons is less than 1%. We are confident we can serve a greater share of this segment and continue to earn the financial returns we expect of ourselves.
Most of you are well aware of our efforts over the last several years to become a distributor of those additional insurance products, primarily renters, home, umbrella, classic car, event, collectibles, mechanical breakdown, identity theft, term life, and a long list of other low frequency products, which we continue to round out and, by virtue of those actions, remove a point of inflection for our customers as they become Robinsons and retain them as our customers. Simply put, while we may not choose to manufacture the product, we never want to send our customers off looking for solutions to fulfill their needs – if they wish, we will do the looking for them.
We know after several years of in-market testing that:
Customers are very willing to combine their product needs under the Progressive brand, a brand which for currently emerging Robinsons has real meaning. This is more so to date in the Direct channel, but the ASI transaction should allow us to build on our desire to match our bundling success in the Agency channel.
Retention of multi-product customers is, as has been shown in so many other circumstances, meaningfully extended by bundling and, while we observe this in our current measures, our results may well yet be underestimating the long-term potential and cost advantages.

Progressive has become an important contemporary brand for a new generation of consumers and our matching that brand with distinctive and exemplary customer service for claims and policy matters will continue to have Progressive, and in my opinion few others, feature disproportionately in consumers’ selection of auto insurance.
We like our current product focus and fully intend to maintain it. We also like having other focused providers, such as Homesite and Ameriprise along with the other homeowners insurance companies we currently work with, to provide an underwriting and channel distribution breadth to the products we do not intend to produce. Thus, an integral part of our business model will be to continue to invite and attract participation from other quality providers of products our consumers will want and need, all a privilege derived from the consumer brand asset we can now leverage. And while commission income is important, the currency of success for the targeted segment is Policy Life Extension and a longer tenured customer relationship with auto at the core. Just one month of book-level policy life extension represents significant premium, underwriting profit, and cost leverage. I want to stress the point – ours is a market-segmented strategy. We love and expect to grow our traditional segments and have the economic model and all the assets we need to do that, but with this strategy extension, we expect to significantly penetrate an additional larger market segment, and our success will be dependent on a brand and product offerings that result in long-lasting customer relationships. Our long-held goal to be consumers’ #1 choice for auto insurance has not changed.
Without diminishing any of the prior statements, we needed to “ensure the success” of our long-term business expansion strategy. The single most important component for this strategy is a reliable and continuous relationship for home insurance – all other products, as important as they may be in their own right, are in a different league in the overall “Progressive Advantage” strategy. If we were in manufacturing, the analogue might be a reliable supply of quality raw materials that may or may not be from an exclusive provider, or some form of hedge to build greater certainty. In ASI, we found not only a great producer of a product some of our customers need in their transition to Robinson status, but a rare example of the fanatical focus we admire, a demonstrated ability to produce strong returns on equity, and a culture that fits hand in glove with Progressive.
Establishing a balance between our focused business model and the now established need for quality, reliable homeowner’s capacity to expand our market relevance, for me had only had one solution, and we are delighted that collectively we could make that happen. I should note here that we have no intention of changing critical attributes of the ASI business model – their reinsurance philosophy will continue to be designed to expose only a prudent percentage of ASI’s surplus and, by definition, much less of the combined entity; we want their underwriting focus to remain as is and produce results similar to their track record. We intend to actively use and grow with other homeowner product providers, all doing what they do best. ASI will, however, be our exclusive provider in the Agency channel.
Our comfort with ASI, and I believe theirs with us, comes from a long-standing relationship, which has included shared design and sales efforts, healthy exchanges of market perceptions and needs, joint expansion planning, as the servicing carrier for our Agency renters product mentioned earlier, operational reviews of claims handling, and full access to their financials since our initial investment. Consistently, this has confirmed our unqualified respect for ASI’s operations and management. Progressive is an unusual organization, and I am unaware of very many firms that offer the same prospects of working so effectively with us.
We view the success of this transaction to be measured by increased success and penetration of multi-product customers and notably so in the Agency channel. Making a better product bundle for consumers, and one agents will want to sell, is the game plan. Thinking and acting fast is a quality we both admire, and I’m confident we can learn from one another without losing the benefits of both organizations.
We approach 2015 and beyond with a wider aperture for growth and the long-term positioning of Progressive.

Our People and Culture
The formulation of a future era for Progressive is an exciting step in our consumer evolution. However, the foundations of Progressive’s success have always been our Vision, Values, and Objectives and they will continue to guide our evolution as a company. Our Vision is squarely focused on our aspiration to become Consumers’ #1 Choice for Auto Insurance; our Values guide our behavior; and our Objectives allow us to attract special people who enjoy working hard, performing well, and constantly growing. Our people, culture, and aspirations are what make us special. Our work environment is continuously evolving with a shared goal of also being a Destination, and one that others want to join.
Nothing we have achieved has been without the efforts of so many. I deeply appreciate the people of Progressive, our agents and brokers, customers, and shareholders for their support in making all this possible.
Thanks for making Progressive, progressive.
/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer